UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2020

Commission File Number: 333-226308

COLOR STAR TECHNOLOGY CO., LTD.

(Translation of registrant’s name into English)

800 3rd Ave, Suite 2800

New York NY 10022

(212) 220-3967

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Departure and Appointment of Directors and Officers

On August 12, 2020, Wei Pei tendered his notice of resignation to Color Star Technology Co., Ltd. (the “Company”) due to personal reason, effectively on the thereof. Mr. Pei currently serves as Company’s independent director, Chairperson of the Nominating and Governance Committee and member of the Audit and Compensation Committee. Mr. Pei’s resignation was not the result of any disagreement with the Company with respect to its operations, polices or practices.

Concurrently, on August 12, 2020, Company’s Board of Directors approved and confirmed the appointment of the following independent director.

Hung-Jen Kuo has been appointed as a Director, with an annual compensation of $36,000, effective August 12, 2020 until the Company’s next annual meeting of shareholders and until his successor is duly elected and qualified, or until his earlier death, resignation or removal. Mr. Kuo will be serving on the Board as a non-employee, independent director. The Board has determined Mr. Kuo is an “independent” director under applicable SEC and Nasdaq Marketplace Rules. Mr. Kuo has also been named as a member of the Audit Committee and Compensation Committee, and Chair of the Nominating and Corporate Governance Committee.

There are no family relationships among the newly appointed directors and officers and any other employees or members of the Board.

The biographical information of Mr. Kuo is set forth below:

Hung-Jen Kuo

Mr. Kuo has nearly more than 25 years of experience in the global securities fund investment & business management industry. He is currently the Executive President CEO of Fosun Capital Capital. Before joining Fosun Group, he was the head general manager and director of the China Securities Services Division of Deutsche Bank, China. Mr. Kuo previously served as the chief investment expert of Noah Group, the managing director of Gopher Assets Management. and the general manager of Gopher Public Fund. At the end of 2010, Mr. Kuo represented American Russell Investments and to participate in establishing Ping An Russell (Shanghai) Investment Management Company, one of the first private equity fund management companies in China. Mr. Kuo successfully introduced Russell’s investment MOM model to China, led investment research team building and business development, and issued China's first MOM product. Mr. Kuo joined Russell Investment's global Seattle headquarters in 2001, holding important various positions covering on in core departments such as investment management, research, and operations. In 1996, Mr. Kuo joined Aurora Group in Taipei as the assistant to CEO covering on business strategies and IPO project and jointly managing Russell's investment global assets. Mr. Kuo holds a master's degree in finance from the University of Colorado and a bachelor's degree in business administration from Sun Yat-sen University in Taiwan. We believe that Mr. Kuo qualifies to be our director because of his corporate finance expertise.

EXHIBIT INDEX

Exhibit No.	Description
10.1	Director Offer Letter between our company and Hung-Jen Kuo

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 13, 2020	COLOR STAR TECHNOLOGY CO., LTD.

	By:	/s/ Biao (Luke) Lu
	Name:	Biao (Luke) Lu
	Title:	Chief Executive Officer

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